EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

SUBSIDIARIES OF MIRANT MID-ATLANTIC, LLC

The voting stock of each company shown indented is owned by the company immediately above which is not indented to the same degree.

Name of Company	Jurisdiction of Organization
Mirant Mid-Atlantic, LLC	Delaware
Mirant Chalk Point, LLC	Delaware
Mirant Potomac River, LLC	Delaware
Mirant MD Ash Management, LLC	Delaware
Mirant Piney Point, LLC	Delaware